UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cipher Mining Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

17253J106

(CUSIP Number)

Tyler Page

222 Purchase Street, Suite #290

Rye, New York 10580

(914) 370-8006

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17253J106	13D	Page 1 of 12 pages

1	Names of Reporting Persons Bitfury Holding B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.4%
14	Type of Reporting Person CO

CUSIP No. 17253J106	13D	Page 2 of 12 pages

1	Names of Reporting Persons Bitfury Top HoldCo B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 206,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 206,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 206,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 83.4%
14	Type of Reporting Person CO

CUSIP No. 17253J106	13D	Page 3 of 12 pages

1	Names of Reporting Persons Bitfury Group Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 206,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 206,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 206,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 83.4%
14	Type of Reporting Person CO

CUSIP No. 17253J106	13D	Page 4 of 12 pages

1	Names of Reporting Persons V3 Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 206,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 206,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 206,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 83.4%
14	Type of Reporting Person CO

CUSIP No. 17253J106	13D	Page 5 of 12 pages

1	Names of Reporting Persons Valerijs Vavilovs
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 206,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 206,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 206,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 83.4%
14	Type of Reporting Person IN

CUSIP No. 17253J106	13D	Page 6 of 12 pages

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Cipher Mining Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 222 Purchase Street, Suite #290, Rye, New York 10580, United States of America.

Item 2. Identity and Background.

(a)	The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

a.	Bitfury Holding B.V., a company organized under the laws of the Netherlands (“Bitfury Holding”);

b.	Bitfury Top HoldCo B.V., a company organized under the laws of the Netherlands (“Bitfury Top HoldCo”);

c.	Bitfury Group Limited, a company organized under the laws of England and Wales (“BGL” and, together with its direct and indirect subsidiaries, the “Bitfury Group”);

d.	V3 Holding Limited, a company organized under the laws of the Cayman Islands (“V3”); and

e.	Valerijs Vavilovs, a citizen of Georgia.

(b)	Residence or business address of each of the Reporting Persons is as follows:

a.	Bitfury Holding: Strawinskylaan 3051, 1077ZX Amsterdam, the Netherlands;

b.	Bitfury Top HoldCo: Strawinskylaan 3051, 1077ZX Amsterdam, the Netherlands;

c.	BGL: 6th Floor One London Wall, London, United Kingdom EC2Y 5EB;

d.	V3: Harneys Fiduciary (Cayman) Limited, 4th Floor Harbour Place, 103 South Church Street, PO Box 10240, George Town, Grand Cayman KY1-1002, Cayman Islands; and

e.	Valerijs Vavilovs: Serenia Residences, North A-502, Crescent Road East, The Palm Jumeirah, Dubai, UAE.

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conduced:

CUSIP No. 17253J106	13D	Page 7 of 12 pages

a.

Bitfury Holding: The principal business of Bitfury Holding is serving as holding company and, through its subsidiaries, developing, and delivering blockchain solutions as well as other emerging technology products;

b.	Bitfury Top HoldCo: The principal business of Bitfury Top HoldCo is serving as a holding company for Bitfury Holding;

c.	BGL: The principal business of BGL is serving as holding company for Bitfury Top HoldCo and other members of the Bitfury Group;

d.	V3: The principal business of V3 is serving as a holding company; and

e.	Valerijs Vavilovs is the sole shareholder and director of V3.

Information with respect to the directors and officers of each of Bitfury Holding, Bitfury Top HoldCo, BGL and V3 (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

(d)	During the last five years, none of the Reporting Persons or Related Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons or Related Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Valerijs Vavilovs is a citizen of Georgia.

Item 3. Source and Amount of Funds or Other Consideration.

On August 27, 2021, in connection with the closing of the Business Combination (as defined herein), Bitfury Top HoldCo acquired 200,000,000 shares of Common Stock of the Issuer in exchange for all of the issued and outstanding shares of common stock of Cipher Mining Technologies Inc., a Delaware corporation (“Old Cipher”).

On March 4, 2021, Good Works Acquisition Corp. (“Good Works” and after the Business Combination, “Cipher Mining” or the “Issuer”) entered into a subscription agreement with Bitfury Top HoldCo, pursuant to which Bitfury Top HoldCo agreed to subscribe for and purchase, and Good Works agreed to issue and sell to Bitfury Top HoldCo (or an affiliate of Bitfury Top HoldCo), an aggregate of 5,000,000 shares of Common Stock of the Issuer at a purchase price of $10.00 per share (the “Original Shares”) for an aggregate of cash and/or forgiveness of outstanding indebtedness owed by Old Cipher to Bitfury Top HoldCo (or an affiliate of Bitfury Top HoldCo) of $50,000,000. On August 27, 2021, Good Works and Bitfury

CUSIP No. 17253J106	13D	Page 8 of 12 pages

Top HoldCo amended the Bitfury Subscription Agreement (the “Amended and Restated Bitfury Subscription Agreement”). Pursuant to the Amended and Restated Bitfury Subscription Agreement, Bitfury Top HoldCo agreed to subscribe for and purchase, and Good Works agreed to issue and sell to Bitfury Top HoldCo (or an affiliate of Bitfury Top HoldCo) an additional 1,000,000 shares of Cipher Mining Common Stock at a purchase price of $10.00 per share (the “Additional Shares”) for an aggregate purchase price for the Additional Shares of $10,000,000 (the “Additional Purchase Price”), so that Bitfury Top HoldCo’s aggregate subscription under the private placement is 6,000,000 shares of Cipher Mining Common Stock, for an aggregate of $60,000,000 (the “Bitfury Private Placement”). In accordance with the terms of the Amended and Restated Bitfury Subscription Agreement, the 6,000,000 shares subscribed for in the Bitfury Private Placement were issued to Bitfury Holding in exchange for cash and forgiveness of outstanding indebtedness owed by Old Cipher to Bitfury Top HoldCo (or an affiliate of Bitfury Top HoldCo).

Item 4. Purpose of Transaction.

The information set forth in Item 3 and Item 6 of this Schedule 13D is incorporated herein by reference.

Business Combination

On March 4, 2021, Good Works into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Good Works, Currency Merger Sub, Inc., a Delaware corporation and a wholly-owned direct subsidiary of Good Works (“Merger Sub”) and Old Cipher. On August 27, 2021, as contemplated by the Merger Agreement, Merger Sub merged with and into Old Cipher, the separate corporate existence of Merger Sub ceasing and Old Cipher being the surviving corporation and a wholly owned subsidiary of Cipher Mining (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). As a result of and upon the consummation of the Business Combination (the “Closing”), among other things: (i) each issued and outstanding ordinary share of common stock, par value $0.001 per share, of Good Works was converted, on a one-for-one basis, into a duly authorized, validly issued, fully paid and nonassessable share of Common Stock of the Issuer; (ii) each issued and outstanding whole warrant to purchase ordinary shares of Good Works (the “GWAC Warrant”) automatically converted into a warrant to acquire one share of Common Stock of the Issuer at an exercise price of $11.50 per share on the terms and conditions set forth in the warrant agreement governing the GWAC Warrants; and (iii) each issued and outstanding share of common stock of Old Cipher, par value $0.001 per share (“Old Cipher Common Stock”) was converted into 400,000 shares of Common Stock.

Bitfury Top HoldCo acquired the 200,000,000 shares of Common Stock referenced in Item 3 through the conversion of the Old Cipher Common Stock into shares of Common Stock of the Issuer.

Bitfury Private Placement

Bitfury Holding acquired the 6,000,000 shares of Common Stock of the Issuer referenced in Item 3 through the Bitfury Private Placement.

CUSIP No. 17253J106	13D	Page 9 of 12 pages

The Amended and Restated Bitfury Subscription Agreement provides for a six-month post-Closing lock-up with respect to the Original Shares subject to customary terms and conditions. The Additional Shares are not subject to any lock-up restrictions.

Lock-Up Agreement

On August 26, 2021, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, Good Works and Bitfury Top HoldCo entered into the Company Lock-Up Agreement (as defined in the Merger Agreement). The Company Lock-Up Agreement provides for post-Closing lock-ups with respect to Bitfury Top HoldCo’s shares of 200,000,000 Common Stock (excluding any Common Stock issued pursuant to the Bitfury Private Placement, which is subject to a separate lock-up set out in the Amended and Restated Bitfury Subscription Agreement and as described above). The term of the lock-up is two years, with certain amounts of the shares allowed to be publicly sold after six months, subject to customary terms and conditions.

Registration Rights Agreement

On August 26, 2021, Good Works, Bitfury Top HoldCo and others entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer has agreed to register for resale certain shares of Common Stock of the Issuer and other equity securities of the Issuer that are held by the parties thereto from time to time.

The foregoing descriptions of the Amended and Restated Bitfury Subscription Agreement, the Company Lock-up Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Company Lock-up Agreement and the Registration Rights Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

CUSIP No. 17253J106	13D	Page 10 of 12 pages

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, price levels of the Common Stock of the Issuer, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Common Stock and/or other equity, debt, notes or other securities of the Issuer, or derivative or other instruments that are based upon or relate to the value of the Common Stock or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) considering, proposing or otherwise engaging in one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of August 27, 2021, the aggregate number of shares of Common Stock of the Issuer and percentage of Common Stock of the Issuer beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock of the Issuer as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 247,058,619 shares of Common Stock outstanding as of August 27, 2021:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Bitfury Holding B.V.	6,000,000	2.4%	0	6,000,000	0	6,000,000
Bitfury Top HoldCo B.V.	206,000,000	83.4%	0	206,000,000	0	206,000,000
Bitfury Group Limited	206,000,000	83.4%	0	206,000,000	0	206,000,000
V3 Holding Limited	206,000,000	83.4%	0	206,000,000	0	206,000,000
Valerijs Vavilovs	206,000,000	83.4%	0	206,000,000	0	206,000,000

Bitfury Holding is the record holder of 6,000,000 shares of Common Stock. Bitfury Top HoldCo is the record holder of 200,000,000 shares of Common Stock and is the sole owner of Bitfury Holding. As a result, Bitfury Top HoldCo may be deemed to share beneficial ownership the shares of Common Stock held by Bitfury Holding.

Valerijs Vavilovs is the sole owner of V3, which is the majority owner of BGL. BGL is the sole owner of Bitfury Top HoldCo. As a result of the foregoing relationships, each of Mr. Vavilovs, V3 and BGL may be deemed to share beneficial ownership of the Common Stock beneficially owned by Bitfury Top Holdco.

(c)	Except as described in Items 3 and 4 of this Schedule 13D, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock of the Issuer.

CUSIP No. 17253J106	13D	Page 11 of 12 pages

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Amended and Restated Bitfury Subscription Agreement, the Company Lock-Up Agreement and the Registration Rights Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement, dated as of September 20, 2021.

2	Amended and Restated Bitfury Subscription Agreement, dated August 27, 2021, by and among the Issuer and Bitfury Top HoldCo (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on August 31, 2021).

3	Company Lock-Up Agreement, dated August 26, 2021, by and among Bitfury Top HoldCo and Good Works (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on August 31, 2021).

4	Amended and Restated Registration Rights Agreement, dated August 26, 2021, by and among Good Works, Bitfury Top HoldCo and others (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on August 31, 2021).

CUSIP No. 17253J106	13D	Page 12 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2021

BITFURY HOLDING B.V.

By:	/s/ Olegs Blinkovs
Name:	Olegs Blinkovs
Title:	Managing Director

BITFURY TOP HOLDCO B.V.

By:	/s/ Olegs Blinkovs
Name:	Olegs Blinkovs
Title:	Managing Director

BITFURY GROUP LIMITED

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs
Title:	Chief Executive Officer

V3 HOLDING LIMITED

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs
Title:	Director

VALERIJS VAVILOVS

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and directors of Bitfury Top HoldCo and Bitfury Holding are set forth below.

V3 Holding Limited

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Valerijs Vavilovs	Director	Harneys Fiduciary (Cayman) Limited, 4th Floor Harbour Place, 103 South Church Street, PO Box 10240, George Town, Grand Cayman KY1-1002, Cayman Islands	Georgia

Bitfury Group Limited

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Antoine Jacques Dresch	Director	87 Rue De Réaumur, 75002, Paris, France	France

George Kikvadze	Director	2 Temple Back East, Temple Quay, Bristol, United Kingdom, BS1 6EG	Georgia

Bertrand Gauquelin Des Pallieres	Director	Centricus, Byron House, 7-9 St James’s Street, London, SW1A 1EE	France

Valerijs Vavilovs	Chief Executive Officer, Director	2 Temple Back East, Temple Quay, Bristol, United Kingdom, BS1 6EG	Georgia

Bitfury Top HoldCo B.V.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Olegs Blinkovs	Managing Director	Strawinskylaan 3051, 1077ZX Amsterdam, the Netherlands	Latvia

Bitfury Holding B.V.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Olegs Blinkovs	Managing Director	Strawinskylaan 3051, 1077ZX Amsterdam, the Netherlands	Latvia